Exhibit 99.2

Leading the World to Safety July 2026 Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333 - 289554 Relating to the Prospectus Supplement Dated July 27 , 2026 (To Prospectus Dated August 21 , 2025 )

Forward Looking Statements 2 © Innoviz Technologies Ltd. 2026 All Rights Reserved – Proprietary & Confidential. No Part of this Document May be Reproduced or Disclosed in Any Manner. This presentation contains certain forward - looking statements within the meaning of the federal securities laws, including statements regarding the services and products offered by Innoviz, the anticipated technological capability of Innoviz's products, the markets in which Innoviz operates, expected NRE payments, the anticipated scaling of production, and Innoviz's projected future operational and financial results, the ability to successfully execute Innoviz's strategy for the Perciz brand and its defense and security market initiatives, including the marketing, integration, and sale of its existing products for such markets, the ability to achieve broader market adoption of Innoviz's products and solutions, the ability to identify and realize additional opportunities, potential changes and developments in the highly competitive LiDAR technology and related industries, the ability to maintain and scale initial deployments into long - term commercial relationships, the risk that evaluations, pilot programs, demonstrations, or initial deployments do not lead to production deployments or commercial contracts, the ability to advance collaborations or partnerships into definitive development, integration, supply, or other commercial arrangements, the ability of Innoviz's products and integrations to meet applicable specifications and performance thresholds, the regulatory, licensing, and other requirements applicable to the defense and security markets and their potential impact on the timing and scope of Innoviz's activities in those markets, the risk that Innoviz's products do not achieve or maintain their anticipated performance, including centimeter - level positioning, under field and operational conditions, the risk that anticipated demand in the defense and homeland security markets does not materialize or does not result in revenue on the anticipated timeline, the risk that Innoviz does not obtain or maintain the export authorizations, marketing licenses, and other governmental approvals required to offer its products in the defense and security markets, including revenue and NREs . These forward - looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions . Forward - looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties . "NRE (Non - Recurring Engineering)" is booked services that may be ordered from Innoviz usually as part of a program design win and includes, among other things, application engineering, product adaptation services, testing and validation services, standards and qualification work and change requests (usually during the lifetime of a program) . NREs may be paid based on milestones over the development phase of the project which may take a few years . Many factors could cause actual future events, and, in the case of our forward - looking revenues and NRE bookings, actual orders or actual payments, to differ materially from the forward - looking statements in this presentation, including but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to convert design wins into definitive orders and the magnitude of such orders, the ability to achieve broader market adoption of Innoviz's products and solutions, the ability to maintain and scale initial deployments into long - term commercial relationships, the ability of preliminary arrangements, including evaluation engagements and letters of intent, to result in definitive supply, development, or commercial agreements on expected terms and volumes, the possibility that NRE would be set off against liabilities and indemnities, the ability to identify and realize additional opportunities, potential changes and developments in the highly competitive LiDAR technology and related industries, and our expectations regarding the impact of geopolitical developments in the Middle East including the evolving conflict in Israel on our ongoing operations . The foregoing list is not exhaustive . You should carefully consider such risk and the other risks and uncertainties described in Innoviz's annual report on Form 20 - F for the year ended December 31 , 2025 , filed with the U . S . Securities and Exchange Commission ("SEC") on March 4 , 2026 (the "Annual Report"), and in other documents filed by Innoviz from time to time with the SEC . These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward - looking statements . The agreements and letters of intent referenced in this presentation are subject to various conditions, including, in certain cases, successful completion of evaluation phases, negotiation of definitive terms, and customer election to proceed .. There can be no assurances that any such arrangement will result in definitive agreements, firm orders, payments, or series production, or that volumes, timing, or commercial terms will align with current expectations . Forward - looking statements speak only as of the date they are made . Viewers are cautioned not to put undue reliance on forward - looking statements, and Innoviz assumes no obligation and does not intend to update or revise these forward - looking statements, whether as a result of new information, future events, or otherwise . Innoviz gives no assurance that it will achieve its expectations . Although Innoviz's financial statements as of and for the six - months ended June 30 , 2026 are not yet final, the preliminary results disclosed herein are based on the information available to Innoviz at this time . As such, actual results may vary from the preliminary results presented herein and will not be finalized until after Innoviz completes its normal end - of - quarter accounting procedures, which have not yet been completed . The preliminary financial results presented herein are not a comprehensive statement of Innoviz's financial results for the six - months ended June 30 , 2026 . These estimates should not be viewed as a substitute for Innoviz's full interim or annual financial statements . Accordingly, you should not place undue reliance on these preliminary results . These preliminary results should be read in conjunction with (i) the information set forth under "Risk Factors" in Innoviz's prospectus supplement dated July 27 , 2026 , in the accompanying prospectus, and under similar headings in the documents that are incorporated by reference therein, including Innoviz's Annual Report, and (ii) the information incorporated by reference into the accompanying prospectus, including the financial statements, and the other information in the exhibits to the registration statement of which the prospectus is a part . Preliminary results included in this presentation have been prepared by, and are under the responsibility of, Innoviz's management . Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, has not audited, examined, reviewed, compiled, or applied agreed - upon procedures with respect to the preliminary results . Accordingly, Kesselman & Kesselman does not express a n opinion or any other form of assurance with respect thereto . The report of Kesselman & Kesselman incorporated in this presentation by reference to the Annual Report relates to Innoviz's previously issued financial statements . It does not extend to the preliminary results and should not be read to d o so .

Automotive Customers & Partners Defense and Security Customers & Partners Innoviz at a Glance Mission Statement To deliver best - in - class off - the - shelf LiDAR solutions for security, intelligent traffic management, mobility, robotics and additional applications based on our automotive experience Unique Offering INNOVIZ TWO Long - Range and ULR LiDAR INNOVIZ THREE Automotive - Grade Long Range LiDAR INNOVIZ TWO SMR Wide - FOV Short/Medium - Range LiDAR INNOVIZ SMART Non - automotive Applications Global Presence 360 Employees Israel Silicon Valley Germany Romania Thailand (CM) INNOVIZ Security and Defense Applications 3 © Innoviz Technologies Ltd. 2026 All Rights Reserved – Proprietary & Confidential. No Part of this Document May be Reproduced or Disclosed in Any Manner.

Summary
Introduction

Raising capital after rapidly gaining traction in the Defense and Security market

Financial Update*
Q2 Revenues $17.9-$18.1 million
Cash position** as of June 30, 2026 $48.4-$48.5 million

Entry into Defense Market with Perciz: Innoviz's precise, reliable LiDAR, newly branded as Perciz, is well-positioned to solve critical, urgent challenges in the Defense and Homeland Security market.

Five Defense Engagements: Since April, Kela, Drive Group, Givon, Regulus, and AeroNous announced opportunities to deploy Innoviz LiDARs in their solutions for defense and security applications

Appointment of Yoav Har-Even: Maj. Gen. (Ret.) Yoav Har-Even, former CEO of Rafael Advanced Defense Systems, has joined the board and is expected to provide his expertise to advance our growing momentum in Defense and Security

Automotive Partnerships and Projects: Customers include VW Group, Mobileye, and Daimler Truck, with SOPs targeting 2027 and 2028 across L3 and L4 programs. Development programs are on track with LOXO and others. Actively pursuing open RFIs and RFQs.

*These are preliminary, unaudited results. See "Preliminary Financial Results" on slide 2.
**Includes cash and cash equivalents, bank deposits, marketable securities and short-term restricted cash on the balance sheet

INNOVIZ™ TECHNOLOGIES

© Innoviz Technologies Ltd. 2026 All Rights Reserved – Proprietary & Confidential. No Part of this Document May be Reproduced or Disclosed in Any Manner.

4

5 © Innoviz Technologies Ltd. 2026 All Rights Reserved – Proprietary & Confi dential. No Part of this Document May be Defense & Security Complex, Urgent Challenges Reproduced or Disclosed in Any Manner. Emerging Drone Threat • Small drones fly below radar, evading detection and tracking • Fiber - optic control defeats jamming and RF - based detection • Swarm formations and erratic flight overwhelm tracking systems • Birds and vegetation often drive false positives • Low - cost drones exhaust high - cost interceptors Perimeter Security • Current detection systems using radar have limited resolution • Environmental conditions and terrain may interfere with sensors • Metal structures like fences affect radar performance • Evasive tactics may prevent detection • Challenges in classifying and identifying people and objects 5

6 © Innoviz Technologies Ltd. 2026 All Rights Reserved – Proprietary & Confi dential. No Part of this Document May be Reproduced or Disclosed in Any Manner. Provide centimeter - level, continuous 3 D localization for Counter - UAS and Perimeter Security applications Track low - altitude threats in real time even in the absence of RF/GPS signatures Maintain accuracy in urban, cluttered, and sub - kilometer environments where radar and camera - based solutions struggle Support perimeter intrusion detection for critical infrastructure and border security Detect and classify potential incoming threats at ranges up to 1,000 meters Defense & Security LiDAR - based Solutions

7 © Innoviz Technologies Ltd. 2026 All Rights Reserved – Proprietary & Confidential. No Part of this Document May be Reproduced or Disclosed in Any Manner. 7 Kela – intends to field Innoviz LiDAR across its unified situational operations platform Traction in Defense & Homeland Security Market Drive Group – strategic collaboration with Innoviz to advance AI - powered LiDAR solutions for Security and ITS Cogniteam – Innoviz powers new CUAS classification module for advanced security systems AeroNous – partners with Innoviz to strengthen real - time localization across CUAS command - and - control platform Regulus and Givon are exploring Innoviz LiDARs for integration into their CUAS systems

Automotive Progress Innoviz is enabling Mobileye Drive as Mobileye establishes vertically integrated robotaxi business – potential opportunity of 150 k Innoviz LiDARs Level 3 and Level 4 programs, including VW ID Buzz and others, are on track with VW , Daimler Truck , and Mobileye ahead of upcoming SOPs Development programs with LOXO and others are progressing 8 © Innoviz Technologies Ltd. 2026 All Rights Reserved – Proprietary & Confi dential. No Part of this Document May be Reproduced or Disclosed in Any Manner. 8

Multiple RFQs open for L 3 (consumer) and L 4 (commercial); robust interest in L 4 from traditional and new automotive OEMs L 3 automation is seen by OEMs as a key differentiator for future consumer vehicles, enabling safety features and driving gross margins InnovizThree for behind - the - windshield integration offers “ holy grail ” of automotive LiDAR integration with small size, reduced power consumption, and lower cost. 8 © Innoviz Technologies Ltd. 2026 All Rights Reserved – Proprietary & Confi dential. No Part of this Document May be Reproduced or Disclosed in Any Manner. 9 Level 3 and Level 4 Auto Landscape

Q&A